UNITED STATES
                    SECURITIES AND EXHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
              Under the Securities and Exchange Act of 1934
                             (Amendment No. )*

                     Surgical Laser Technologies, Inc.
                             (Name of Issuer)

                       Common Stock, par value $0.01
                       (Title of Class of Securities)

                                868819103
                              (CUSIP Number)

           W. Keith Stoneback, President, 147 Keystone Drive
                        Montgomeryville, PA  18936
                               (215) 619-3600
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 27, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.      868819103        SCHEDULE 13D



1    NAME OF THE REPORTING PERSON

     STEVEN T. NEWBY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a)  [   ]
                                            (b)  [ X ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

NUMBER OF        7   SOLE VOTING POWER
SHARES               601,800 shares
BENEFICIALLY     8   SHARED VOTING POWER
OWNED BY             -0- shares
EACH             9   SOLE DISPOSITIVE POWER
REPORTING            601,8000 shares
PERSON          10   SHARED DISPOSITIVE POWER
WITH                 -0- shares

11    AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
      601,800 shares

12    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*[  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.09%

14    TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.  Security and Issuer

         Surgical Laser Technologies, Inc. Common Stock,
         Par Value $0.01 per share
         147 Keystone Drive
         Montgomeryville, PA  18936

ITEM 2.  Identity and Background

         A)  Steven T. Newby
         B)  6116 Executive Boulevard, Suite 701
             Rockville, MD  20852
         C)  Broker/Dealer  Newby & Company
             same address as above
         D)  None
         E)  None
         F)  USA

ITEM 3.  Source and Amount of funds or Other Consideration

         Source of all funds - personal.  No funds borrowed

ITEM 4.  Purpose of Transaction

         For investment purposes only.
         No further information in reference to Items 4A-4J.

ITEM 5.  Interest in Securities of the Issuer

         A)  Steven T. Newby owns 601,800 shares or 6.09% of
             Surgical Laser Technologies, Inc. 9,889,000 shares outstanding (05/01/98).
         B) Steven T. Newby has sole voting and sole disposition powers.
         C) All purchases in the last sixty days have been open market transactions.

            07/27/98 Bought  20,000 shares @ 0.625 $ 12,500.00
            07/23/98 Bought  63,000 shares @ 0.531 $ 33,468.75
            07/22/98 Bought  80,000 shares @ 0.500 $ 40,000.00
            07/21/98 Bought  10,000 shares @ 0.750 $  7,500.00
            07/17/98 Bought  10,000 shares @ 0.750 $  7,500.00
            07/10/98 Bought   9,000 shares @ 0.750 $  6,750.00
            06/30/98 Bought   3,000 shares @ 1.031 $  3,093.75


         D)  Not applicable.
         E)  Not applicable.



ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None

ITEM 7.  Material to be Filed as Exhibits

         None



                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 1998

                                   /S/  STEVEN T. NEWBY
                                        STEVEN T. NEWBY